UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

Abengoa’s board of directors has resolved to accept the resignation presented by Aplidig, s.l., to whom the board of directors expresses its gratitude for the services rendered, and to appoint as vice-chairmen Mr. Manuel Sanchez Ortega and Mr. Antonio Fornieles Melero.

Mr. Manuel Sánchez Ortega has been appointed as first vice-chairman, joining this office to that as CEO.

It has been resolved to appoint through election by its members (cooptación) Mr. Antonio Fornieles Melero, as new independent director, who is also appointed as second vice-chairman, lead director and member of the audit committee and of the appointments and remunerations committee.

Mr. Antonio Fornieles Melero, has developed almost all his career in the audit area of KPMG where he was responsible of the audit function of KPMG España and Global Chief Operating Officer at worldwide level.

At the same time, Abengoa’s board of directors has resolved to appoint Prof. Mr. José Borrell Fontelles as member of the Strategy and Technology Committee and Chairman of the same.

Lastly, Abengoa has appointed as Co-CFO responsible for Investor Relations & Capital Markets, with effects as of 1 February 2015, Mr Ignacio García Alvear, who is the current financial director of Abengoa Bioenergy and who will replace Bárbara Zubiría, who has decide to begin a new professional adventure as financial director of a company in a different sector.

Seville, 19 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: January 19, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary